

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 18, 2010

VIA U.S. MAIL

Natalia Gaubina
Chief Executive Officer
Trade Link Wholesalers Inc.
300 Brickstone Square, Suite 201
Andover, Massachusetts 01810

Re: Trade Link Wholesalers Inc.
Registration Statement on Form S-1
Filed January 22, 2010
File No. 333-164488

Dear Ms. Gaubina:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please submit a redlined version of your next amended Form S-1 on EDGAR and ensure that the redlined version marks all changes in the document.

2. Please review your registration for consistency in regards to the use of capitalization for section and subsection titles. For example, on page 13 it is unclear whether Use of Proceeds is the beginning of a new section or a subsection of Forward Looking Statements or Risk Factors.

Prospectus Summary

3. Consistent with your disclosure on page 18, please revise to disclose here that if you raise only the minimum amount of proceeds from this offering you will have limited funds available to build and grow your business.

Risk Factors

4. Please add a risk factor disclosing the risks to you associated with the current economic downturn.

5. Please add a risk factor disclosing that you may have difficulty absorbing the costs of being a public company.

6. Please add a risk factor discussing the risks associated with management's limited experience running a wholesale/distribution business, particularly as it relates to the exporting of products from North America to Russian and other Eastern European countries.

7. Please add a risk factors disclosing the risks associated with each executive officer dedicating only 20 to 25% of their business time to your business, and any potential conflicts that might stem from their commitment to other businesses.

We Depend on Key Personnel, page 9

8. If true, please disclose that you do not have employment agreements with any of your key personnel and discuss the associate risks. Please also disclose the absence of employment agreements in the Directors, Executive Officers and Control Persons section on page 25.

Use of Proceeds, page 13

9. Please revise the table on page 13 to identify what each column represents and include the figures for proceeds and expenses in the top part of the table.

Description of Our Business and Properties, page 19

10. We note from page 20 your plan to sell and distribute wheel cleaners and wheel polishers. If applicable, please discuss any risks or issues specific to the exporting of such chemical products.

Target Market Overview, page 21

11. Please revise the discussion of your target market to remove marketing language and provide support for your beliefs. For example, provide support for your claim that the automobile is the "ultimate Russian status symbol." Also, provide support for the characteristics of the Russian middle class you have identified, including their tendency to own apartments without a mortgage, to distrust banks, and preference for foreign cars. Please also provide support for your belief that Russia's new-car market will become more demanding and attract aftermarket automotive suppliers.

12. Please discuss what the "preferential import duties" on car components that you have referenced on page 21 are and further explain how they impact your business.

Competition, page 21

13. We note your disclosure on page 22 that competition is intense and poses great difficulty for smaller companies and distributors. Please expand your disclosure to discuss in detail how the products you will offer will be distinctive and address specific consumer needs. Also, provide more detail about the specific group of consumers you will target and how you intend to identify consumers looking for something not offered by your competitors.

Plan of Operation, page 22

14. Please expand your disclosure to discuss in detail what is involved in the opening of your first showroom. For example, discuss whether you will buy or lease space, what type of location you anticipate securing, what kind of inventory you will maintain, and what costs are associated with the opening of a new showroom. Also, clarify whether the $10,000 that you plan to spend during Stage I includes the creation of this new showroom.

15. Please provide additional information on OOO "Turbo" so investors can better understand the significance of your entering into an agreement with them. For example, disclose where they are located and discuss whether they are a small or large business relative to the industry.

16. We note that Stage II of your plan involves obtaining necessary certifications. It would appear that such certifications may be necessary prior to your opening of a new showroom or distributing products through OOO "Turbo" or another reseller. Please revise to clarify. Please also discuss whether there are any special logistical concerns or certification requirements for chemical products, such as wheel cleaner and wheel polishers.

<u>Directors, Executive Officers and Control Persons, page 25</u>

17. We note that Mrs. Shalimova also works as the CFO for OOO "Polyus Trading."
    Please tell us whether this company is related in any way to OOO "Turbo."

<u>Summary Compensation Table, page 26</u>

18. Please tell us why the payments to Mrs. Gaubina for management services are not
    included as salary in the summary compensation table.

19. Please provide details of the unwritten management services agreement with Mrs.
    Gaubina.

<u>Shares Eligible for Future Sale , page 28</u>

20. Please revise the first sentence of this section to clarify that resales of your
    common stock must either be registered or rely upon an exemption from
    registration.

<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

21. In the first paragraph of your auditor's opinion, the reference to your consolidated
    statement of stockholders' equity should refer instead to stockholders' (deficit).
    Please revise. This comment also applies to the consent filed as Exhibit 23.1.

<u>Consolidated Statement of Stockholders' (Deficit), page F-5</u>

22. We note you show 5,500 shares issued during the period on your statement of
    stockholders' (deficit). However, on your balance sheet on page F-3, you show
    5,500,000 shares issued. Please correct this discrepancy.

<u>Basis of Presentation and Organization, page F-7</u>

23. Please clarify here and throughout your document that you do not manufacture the
    products you offer for sale. For example, at the end of the discussion of your
    business model on page 22, you state that, upon receipt of payment, you will
    fulfill the order. However, you do not describe how the fulfillment of the order
    will occur. Please clarify.

<u>Loss per Common Share, page F-7</u>

24. It is unclear how the weighted average number of common shares outstanding
    shown on page F-4 was calculated. According to the disclosure on page II-1, you
    completed an offering of 5,500,000 shares on September 30, 2009. Since your

fiscal year ended on October 31, 2009, it appears these shares were outstanding for one month. Please tell us and add disclosure to explain how you calculated the 50,000 weighted average shares.

Part II

Other Expenses of Issuance and Distribution, page II-1

25. We note you will not incur any blue sky qualification fees. Please tell us where you intend to offer the securities and discuss why you believe that blue sky registration is not required in those states. If you do not intend to register this offering under state blue sky laws, please add a prominent risk factor disclosing potential limitations on resale because of the absence of state registration.

Undertakings, page II-2

26. Please delete the penultimate undertaking on page II-3.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Juan Migone at (202) 551-3312 if you have any questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or, in his absence, me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

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